SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

JinkoSolar Holding Co., Ltd. Entered into Amendment No. 2 to

Amended and Restated Supply Agreement with Hoku Materials, Inc.

On February 26, 2009, JinkoSolar Holding Co., Ltd. (the “Company” or “we”) entered into Amended & Restated Supply Agreement with Hoku Materials, Inc., or Hoku, which is a subsidiary of Hoku Corporation (formerly known as Hoku Scientific, Inc.). On November 25, 2009, we entered into Amendment No. 1 to Amended & Restated Supply Agreement with Hoku. Pursuant to the Amended & Restated Supply Agreement and Amendment No. 1 to Amended & Restated Supply Agreement with Hoku (collectively, the “Hoku Agreement”), Hoku committed to deliver to us a fixed volume of virgin polysilicon for nine years starting from December 2010 at fixed annual prices that would decline over the nine-year term. We have paid Hoku a cash deposit of $20 million as prepayment for future product deliveries under the Hoku Agreement.

On December 16, 2010, we entered into Amendment No. 2 to Amended and Restated Supply Agreement with Hoku, or Amendment No. 2, pursuant to which we have reduced the fixed annual prices under the Hoku Agreement for the first five years, established the pricing mechanism for the remaining four years and postponed the first shipment date to July 1, 2011. In addition, Hoku may make its first shipment at anytime prior to the first shipment date upon 30-day prior notice.

The Amendment No. 2 will be filed with our annual report on Form 20-F for the year ended December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: December 28, 2010	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer